EXHIBIT B

ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM

Wisconsin Public Service Corporation
WPS Leasing, Inc.
Wisconsin Valley Improvement Company (26.9% ownership)
Wisconsin River Power Company (50% ownership)
The Lakes Development Corporation
WPS Investments, LLC (approximately 73% ownership)
American Transmission Company LLC (approximately 15% ownership)
ATC Management Inc. (11.7% ownership)